UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

13 February 2009

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-153723) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The results of Barclays Bank PLC as of, and for the year ended, 31st December 2008.

Barclays Bank PLC – 2008 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: February 13, 2009	By:	/s/ David Blizzard
	Name:	David Blizzard
	Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 13, 2009	By:	/s/ David Blizzard
	Name:	David Blizzard
	Title:	Assistant Secretary

Barclays Bank PLC – 2008 Results

BARCLAYS PLC AND BARCLAYS BANK PLC

This document includes portions from the previously published results announcement of Barclays Bank PLC for the year ended December 31, 2008, as revised to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”). The purpose of this document is to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement.

An audit opinion has not been rendered in respect of this announcement.

Barclays Bank PLC – 2008 Results

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000.

COMPANY NO. 1026167

Barclays Bank PLC – 2008 Results	i

The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary unaudited statements of annual results must be agreed with the listed company’s auditors prior to publication, even though an audit opinion has not yet been issued. In addition, the Listing Rules require such statements to give details of the nature of any likely modification that may be contained in the auditors’ report to be included with the annual report and accounts. Barclays Bank PLC confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification to the auditors’ report required to be included with the annual report and accounts for the year ended 31 December 2008.

The information in this announcement, which was approved by the Board of Directors on 12th February 2009, does not comprise statutory accounts for the years ended 31st December 2008 or 31st December 2007, within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year ended 31st December 2008, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. Statutory accounts for the year ended 31st December 2007 have been delivered to the Registrar of Companies and the Group’s auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Act.

This report does not contain detailed disclosures reflecting the impact of recent market turmoil as recommended by the Financial Stability Forum in its report on ‘Enhancing Market and Institutional Resilience’ published in April 2008 and the Committee of European Banking Supervisors in its report on ‘Banks’ Transparency on Activities and Products affected by the Recent Market Turmoil’ published in June 2008. Disclosure on credit market exposures held by Barclays Capital are contained in the Barclays PLC Results Announcement for the year ended 31st December 2008. The data presented in the Barclays PLC Results Announcement relating to credit market exposures is identical to that reportable for the Barclays Bank PLC Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the Lehman Brothers North American businesses into the Group’s business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Barclays Bank PLC – 2008 Results	ii

Outlook

We expect 2009 to be another challenging year with continuing downturns or recessions in many of the economies in which we are represented. In 2008 our profits were reduced by the impacts of substantial gross credit market losses. In 2009, we expect the impact of such credit market losses to be lower. Whilst we are confident in the relative quality of our major books of assets, we also expect the recessionary environments in the UK, Spain, South Africa and the US to increase the loan loss rates on our loans and advances. Our planning assumption for 2009 reflects an increase in impairment charges as a percentage of loans and advances to a range of 130-150bps.

Official interest rates in the UK and elsewhere have reduced significantly in response to the emerging recession. This will have the impact of substantially reducing the spread generated on our retail and commercial banking liabilities, particularly in the UK. We expect this to endure while interest rates are low. The impact on Barclays will be reduced to an extent by our interest rate hedges, which we expect to mitigate around two thirds of the impact. As well as interest rate reduction, governments in the UK and elsewhere have taken significant measures to assist borrowers and lenders. We expect the combined impact of these measures and the lower interest rate environment to be positive for the economy in time.

Barclays Bank PLC – 2008 Results	1

Consolidated Income Statement

	Notes[1]	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Continuing Operations
Interest income		28,010	25,308
Interest expense		(16,595)	(15,707)

Net interest income		11,415	9,601

Fee and commission income		9,489	8,682
Fee and commission expense		(1,082)	(970)

Net fee and commission income		8,407	7,712

Net trading income		1,260	3,759
Net investment income		680	1,216

Principal transactions		1,940	4,975

Net premiums from insurance contracts		1,090	1,011
Other income		454	224

Total income		23,306	23,523

Net claims and benefits incurred on insurance contracts		(237)	(492)

Total income net of insurance claims		23,069	23,031
Impairment charges and other credit provisions		(5,419)	(2,795)

Net income		17,650	20,236
Staff costs		(7,779)	(8,405)
Administration and general expenses		(5,662)	(4,141)
Depreciation of property, plant and equipment		(630)	(467)
Amortisation of intangible assets		(291)	(186)

Operating expenses		(14,362)	(13,199)

Share of post-tax results of associates and joint ventures		14	42
Profit on disposal of subsidiaries, associates and joint ventures		327	28
Gain on acquisition		2,406	—

Profit before tax		6,035	7,107
Tax	4	(786)	(1,981)

Profit after tax		5,249	5,126

Attributable To
Minority interests		403	377
Equity holders		4,846	4,749

		5,249	5,126

[1]	Notes start on page 8

Barclays Bank PLC – 2008 Results	2

Consolidated Balance Sheet

	As at 31.12.08 £m	As at 31.12.07 £m
Assets
Cash and balances at central banks	30,019	5,801
Items in the course of collection from other banks	1,695	1,836
Trading portfolio assets	185,646	193,726
Financial assets designated at fair value:
– held on own account	54,542	56,629
– held in respect of linked liabilities to customers under investment contracts	66,657	90,851
Derivative financial instruments	984,802	248,088
Loans and advances to banks	47,707	40,120
Loans and advances to customers	461,815	345,398
Available for sale financial investments	65,016	43,256
Reverse repurchase agreements and cash collateral on securities borrowed	130,354	183,075
Other assets	6,302	5,153
Current tax assets	389	518
Investments in associates and joint ventures	341	377
Goodwill	7,625	7,014
Intangible assets	2,777	1,282
Property, plant and equipment	4,674	2,996
Deferred tax assets	2,668	1,463

Total assets	2,053,029	1,227,583

Barclays Bank PLC – 2008 Results	3

Consolidated Balance Sheet

	Notes[1]	As at 31.12.08 £m	As at 31.12.07 £m
Liabilities
Deposits from banks		114,910	90,546
Items in the course of collection due to other banks		1,635	1,792
Customer accounts		335,533	295,849
Trading portfolio liabilities		59,474	65,402
Financial liabilities designated at fair value		76,892	74,489
Liabilities to customers under investment contracts		69,183	92,639
Derivative financial instruments		968,072	248,288
Debt securities in issue		153,426	120,228
Repurchase agreements and cash collateral on securities lent		182,285	169,429
Other liabilities		12,640	10,514
Current tax liabilities		1,215	1,311
Insurance contract liabilities, including unit-linked liabilities		2,152	3,903
Subordinated liabilities		29,842	18,150
Deferred tax liabilities		304	855
Provisions		535	830
Retirement benefit liabilities		1,357	1,537

Total liabilities		2,009,455	1,195,762

Shareholders’ equity
Called up share capital	1	2,398	2,382
Share premium account	1	12,060	10,751
Other reserves		1,723	(170)
Other shareholders’ equity		2,564	2,687
Retained earnings		22,457	14,222

Shareholders’ equity excluding minority interests		41,202	29,872
Minority interests		2,372	1,949

Total shareholders’ equity	2	43,574	31,821
Total liabilities and shareholders’ equity		2,053,029	1,227,583

1	Notes start on page 8

Barclays Bank PLC – 2008 Results	4

Condensed Consolidated Statement of Recognised Income and Expense

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Consolidated Statement of Recognised Income and Expense
Net movement in available for sale reserve	(1,586)	(93)
Net movement in cash flow hedging reserve	376	359
Net movements in currency translation reserve	2,407	54
Tax	841	54
Other movements	(56)	22

Amounts included directly in equity	1,982	396
Profit after tax	5,249	5,126

Total recognised income and expense	7,231	5,522

Attributable To
Minority interests	577	387
Equity holders	6,654	5,135

	7,231	5,522

Barclays Bank PLC – 2008 Results	5

Condensed Consolidated Cash Flow Statement

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Reconciliation of Profit Before Tax to Net Cash Flows From Operating Activities
Profit before tax	6,035	7,107
Adjustment for non-cash items	4,886	1,814
Changes in operating assets and liabilities	23,674	(17,536)
Tax paid	(1,725)	(1,583)

Net cash from operating activities	32,870	(10,198)
Net cash flow from investing activities	(8,755)	10,016
Net cash flow from financing activities	13,117	3,512
Effect of exchange rate on cash and cash equivalents	(5,801)	(654)

Net increase in cash and cash equivalents	31,431	2,676
Cash and cash equivalents at beginning of year	33,078	30,402

Cash and cash equivalents at end of year	64,509	33,078

Barclays Bank PLC – 2008 Results	6

Accounting Policies

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2007 Annual report except:

a)	IFRS 8 ‘Operating Segments’ has been adopted as at 1st January 2008. IFRS 8 was issued in November 2006 and excluding early adoption would first be required to be applied to the Group’s accounting period beginning on 1st January 2009. The standard replaces IAS 14 ‘Segmental Reporting’ and aligns operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard does not change the recognition, measurement or disclosure of specific transactions in the condensed consolidated financial statements.

b)	Certain financial assets originally classified as held for trading have been reclassified to loans and receivables on 16th December 2008. Following the amendment to IAS 39 in October 2008, a non-derivative financial asset held for trading may be transferred out of the fair value through profit or loss category after 1st July 2008 where:

•	In rare circumstances, it is no longer held for the purpose of selling or repurchasing in the near term; or

•

It is no longer held for the purpose of selling or repurchasing in the near term, it would have met the definition of a loan and receivable on initial classification and the Group has the intention and ability to hold it for the foreseeable future or until maturity.

Other than the exceptions, the information in this announcement has been prepared using the accounting policies and presentation applied in 2007.

Barclays Bank PLC – 2008 Results	7

Notes

1.	Share Capital and Share Premium

	As at 31.12.08 £m	As at 31.12.07 £m
Called Up Share Capital, Allotted and Fully Paid
At beginning of year	2,336	2,329
Issued for cash	2	7

At end of year	2,338	2,336

Called Up Preference Share Capital, Allotted and Fully Paid
At beginning of year	46	34
Issued for cash	14	12

At end of year	60	46

Called up share capital	2,398	2,382

Share Premium
At beginning of year	10,751	9,452
Ordinary shares issued for cash	15	104
Preference shares issued for cash	1,294	1,195

At end of year	12,060	10,751

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC at 31st December 2008 comprised 2,338 million (31st December 2007: 2,336 million) ordinary shares of £1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC at 31st December 2008 is beneficially owned by Barclays PLC.

Preference Shares

The issued preference share capital of Barclays Bank PLC at 31st December 2008 comprised £60m (31st December 2007: £46m) of preference shares of the following denominations:

	31.12.08 ‘000	31.12.07 ‘000
Issued and fully paid shares of £1 each	1	1
Issued and fully paid shares of £100 each	75	75
Issued and fully paid shares of US$0.25 each	237,000	131,000
Issued and fully paid shares of US$100 each	100	100
Issued and fully paid shares of €100 each	240	240

Barclays Bank PLC – 2008 Results	8

Notes

2.	Total Shareholders’ Equity

	As at 31.12.08 £m	As at 31.12.07 £m
Called up share capital	2,398	2,382
Share premium account	12,060	10,751

Available for sale reserve	(1,249)	111
Cash flow hedging reserve	132	26
Currency translation reserve	2,840	(307)

Other reserves	1,723	(170)
Other Shareholders’ funds	2,564	2,687
Retained earnings	22,457	14,222

Shareholders’ equity excluding minority interests	41,202	29,872

Minority interests	2,372	1,949

Total shareholders’ equity	43,574	31,821

Total shareholders’ equity increased £11,753m to £43,574m. Called up share capital and share premium increased £1,325m primarily reflecting an issuance of US Dollar preference shares.

The available for sale reserve reduced by £1,360m to (£1,249m) (2007: £111m) reflecting the downturn across the US credit markets.

The currency translation reserve increased £3,147m to £2,840m (2007: (£307m)) primarily reflecting the impact of changes in the value of the US Dollar and the Euro against Sterling. These movements largely reflect the value of currency movements on net investments which are economically hedged through preference share capital that is not revalued for accounting purposes.

Retained earnings increased £8,235m to £22,457m (2007: £14,222m). Capital injections from Barclays PLC of £5,137m and profit attributable to equity holders of £4,846m were partially offset by dividends to equity holders of £1,662m.

3.	Liquidity Risk

Barclays has maintained a strong liquidity profile in 2008, sufficient to absorb the impact of a stressed funding environment. We have access to a substantial pool of liquidity both in secured markets and from unsecured depositors including numerous foreign governments and central banks. In addition our limited reliance on securitisations as a source of funding has meant that the uncertainty in securitisation markets has not impacted our liquidity risk profile.

Whilst funding markets have been extremely difficult in the past six months, and particularly since September 2008, Barclays has been able to increase available liquidity, extend the term of unsecured liabilities, and reduce reliance on unsecured funding. Barclays has participated in various government and central bank liquidity facilities, both to aid central banks implementation of monetary policy and support central bank initiatives, where participation has enabled the lengthening of the term of our refinancing. These facilities have improved access to term funding, and helped moderate money market rates.

For the Group, loans and advances to customers and banks are more than covered by the combination of customer deposits and longer term debt at 112% at 31st December 2008 (2007: 126%).

4.	Tax

The effective rate of tax for 2008, based on profit before tax, was 13% (2007: 28%). The effective tax rate differs from the 2007 effective rate and the UK corporation tax rate of 28.5% principally due to the Lehman Brothers North American businesses acquisition. Under IFRS the gain on acquisition of £2,262m is calculated net of deferred tax liabilities included in the acquisition balance sheet and is thus not subject to further tax in calculating the tax charge for the year. Furthermore, Barclays has tax losses previously unrecognised as a deferred tax asset but capable of sheltering part of this deferred tax liability. This gives rise to a tax benefit of £492m which, in accordance with IAS 12, is included as a credit within the tax charge for the year. The effective rate has been adversely impacted by the effect of the fall in the Barclays share price on the deferred tax asset recognised on share awards.

In common with prior years there have been offsetting adjustments relating to different overseas tax rates, disallowable expenditure and non taxable gains and income.

Barclays Bank PLC – 2008 Results	9

Notes

5.	Events After the Balance Sheet Date

On 2nd February 2009, Barclays completed the acquisition of PT Bank Akita, which was announced initially on 17th September 2008, following the approval of the Central Bank of Indonesia.

Barclays Bank PLC – 2008 Results	10

Other Information

General Information

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.

Company number: 1026167

Website

www.barclays.com

Barclays Bank PLC – 2008 Results	11

Glossary of Terms

‘Cost:income ratio’ is defined as operating expenses compared to total income net of insurance claims.

‘Income’ refers to total income net of insurance claims, unless otherwise specified.

‘Gain on acquisition’ is defined as the amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Barclays Bank PLC – 2008 Results	12